Exhibit 99.1
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	18 February 2011
SIMS METAL MANAGEMENT ANNOUNCES
FISCAL 2011 HALF YEAR RESULTS
Highlights (Unaudited and in Australian Dollars Unless Otherwise Noted)
•	Sales revenue of $3.9 billion up 17 percent on prior corresponding period

•	EBITDA of $148.9 million up 9 percent on prior corresponding period

•	EBIT of $82.3 million up 33 percent on prior corresponding period

•	Net profit after tax of $49.3 million up 24 percent on prior corresponding period

•	Basic earnings per share of 24.1 cents up 13 percent on prior corresponding period

•	Underlying net profit after tax adjusted for atypical items was $42.5 million

•	Net debt of $37.1 million as of 31 December 2010 representing 1.3 percent of total capital

•	Scrap intake and shipments of 6.6 million tonnes and 6.5 million tonnes, respectively

•	Interim dividend per share of 12 cents (42 percent franked)
Financial Results for the Half Year Ended 31 December 2010
For the first half of fiscal 2011, Sims Metal Management Limited (the “Company”) had sales revenue of $3.9 billion and a net profit after tax of $49.3 million. Sales revenue increased 17 percent on the prior corresponding period. Basic earnings per share was 24.1 cents, up 13 percent on the prior corresponding period. EBITDA (earnings before interest, tax, depreciation and amortisation) of $148.9 million was up 9 percent on the prior corresponding period related to higher sales, improved margins and operating expense controls. There was an atypical income item in the half year ended 31 December 2010 representing $6.8 million on an after-tax basis. Unrealised commodity hedge losses impacted the half year ended 31 December 2010 by $12 million and the adverse impact of foreign exchange translation reduced sales, EBIT (earnings before interest and tax), net profit after tax and EBITDA by 8 percent, 10 percent, 10 percent and 9 percent respectively, relative to the prior corresponding period.
During the first half of fiscal 2011, the Company’s scrap intake and shipments were relatively unchanged from the prior corresponding period at 6.6 million tonnes and 6.5 million tonnes, respectively. Scrap intake and shipments in the three months ended 31 December 2010 were 3.2 million tonnes and 3.6 million tonnes, respectively. Scrap intake declined sequentially in the second fiscal quarter by 7 percent with the decline evident in North America and Europe. Shipments increased sequentially in the second quarter by approximately 600,000 tonnes, or 20 percent, with the increase largely attributable to shipments from North America.
Group Chief Executive Officer Daniel W. Dienst stated, “Consistent with strong shipments in our second quarter, EBITDA was $97.7 million, sequentially higher by 91 percent, against $51.2 million of EBITDA in our first quarter of fiscal 2011. Scrap shipments in our second quarter of fiscal 2011 were generally accomplished as ferrous markets became relatively more liquid in November, which allowed us to balance our cumulative intake and shipments for the six months ended 31 December 2010. Stronger earnings were achieved despite constrained scrap intake. In the half year ended 31 December 2010, intake was 6.6 million tonnes and in our second quarter only 3.2 million tonnes. Our performance in the first half of fiscal 2011 in Europe and Australasia were satisfactory, but we were disappointed by our results in North America, a region that continues to be challenged by continued weak intake and margin pressure, particularly in ferrous metals.”

North America
Sales revenue was up 15 percent on the prior corresponding period to $2.6 billion. On a U.S. dollar equivalent basis, sales revenue was US$2.4 billion, up 25 percent on the prior corresponding period. EBIT was $26.6 million in the first half of fiscal 2011, lower by 5 percent on the prior corresponding period. Scrap intake in the first half of fiscal 2011 was 5.1 million tonnes, an increase of 1 percent as compared to the prior corresponding period. The Company encountered margin compression in the traditional scrap metals business while Sims Recycling Solutions (SRS) accomplished strong growth in earnings.
“In North America we continued to encounter availability constraints with regard to scrap intake as the U.S. economy begins to emerge from its economic malaise. Scrap intake in North America declined 8 percent sequentially to 2.4 million tonnes in our second fiscal quarter due to tight availability of raw materials and extremely adverse weather conditions,” said Mr. Dienst. “In the second quarter we closed another tuck-in acquisition in New York and in January we have acquired and built feeder yard businesses in Pennsylvania and North Carolina. We continue to execute on our growth strategy by investing in assets that bring us closer to scrap generation in important buying markets.”
Australasia
Sales revenue was up 14 percent on the prior corresponding period to $679.4 million. EBIT was $19.3 million in the first half of fiscal 2011, higher by 57 percent on the prior corresponding period. Scrap intake in the first half of fiscal 2011 was 855,000 tonnes, largely consistent with the prior corresponding period.
Mr. Dienst stated, “Our Australasian business performed well and delivered solid results primarily attributable to strength in our ferrous business. Scrap intake increased sequentially by 1 percent to 430,000 tonnes in the second fiscal quarter. Our Australian division has maintained its position as market leader and we expect that it will continue to generate high returns on capital while defending and enhancing our leadership position. Additionally, the acquisition of Commercial Metal Recycling Services in Queensland, which took place in January 2011, is a good fit, geographically and strategically.”
“Our Queensland business is recovering well from the recent natural disasters with the Brisbane shredder to be back on line later this month,” continued Mr. Dienst. “There have been disruptions, as well as property damage in Queensland, which will be largely covered by commercial insurance. There will be some impact on our third quarter results, but we do not expect the impact to be material to full fiscal 2011 results. We are most thankful that our employees emerged from the floods and subsequent storms safely.”
Europe
Sales revenue was up 26 percent on the prior corresponding period to $696.1 million. EBIT was $36.4 million in the first half of fiscal 2011, higher by 67 percent on the prior corresponding period. Scrap intake in the first half of fiscal 2011 was 682,000 tonnes, a decrease of 4 percent as compared to the prior corresponding period.
“Our European business is generating strong earnings despite the traditional metals business encountering weak intake and tight margins for ferrous scrap. The performance of SRS was the primary driver of our successful performance in Europe. Tight scrap availability and unusually adverse weather led to a sequential decrease in scrap intake by 15 percent to 313,000 tonnes in the second fiscal quarter. We recently closed the acquisition of another business for SRS in Continental Europe that fits well strategically with our already successful business in the region. E-recycling is a core focus and we continue to target both organic and external growth for SRS,” said Mr. Dienst.

Markets & Outlook
Mr. Dienst said, “Ferrous markets have been strong over the months of December and January, as evidenced by higher prices and until recently improved trading liquidity. Bulk freight rates also are attractive and supportive of our export objectives. Strength in ferrous pricing we believe is consistent with recovery in steel production around the world coupled with the tight availability of raw materials, including scrap. Scrap availability has recently tightened further due to extreme weather conditions in the Northern Hemisphere. Uncertainty related to social upheaval in Egypt and other Middle Eastern regional countries has led to recent tentative behaviour in the Mediterranean deep-sea ferrous export markets. Despite these short-term challenges, we remain encouraged by recent strength in ferrous markets and believe those trends for firmer pricing to be sustainable, subject of course to broader macroeconomic factors that influence both the supply and demand of scrap. Non-ferrous markets remain firm in terms of pricing and trading liquidity strong with Asia remaining a key consuming market.”
Mr. Dienst concluded, “Consistent with prior reports and market updates, we will not provide quantitative or more specific guidance at this time.”
Capitalisation
As of 31 December 2010, the Company had net debt balances of approximately $37.1 million, representing 1.3 percent of total capital.
Interim Dividend
The Company’s Board of Directors has determined that an interim dividend of 12 cents per share (42 percent franked) will be paid on 8 April 2011 to shareholders on the Company’s register at the record date of 18 March 2011. The dividend represents a payout ratio of 50 percent of net profit after tax.
The Company’s Dividend Reinvestment Plan (“DRP”) will apply to the interim dividend. All eligible shareholders who are registered as holding shares in the Company at the record date and who have provided the Company with the requisite Notice of Election form prior to that date will be eligible to participate. Shares will be issued at a 2.5 percent discount to the Company’s volume weighted average market price over a period of 5 trading days commencing on the trading day after the record date. The dividend is payable in cash or additional shares (pursuant to the DRP), at the election of eligible shareholders. Foreign shareholders will be relieved of any withholding tax on the unfranked portion of dividends paid, as a consequence of the application by the Company of Foreign Conduit Income Credits.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects.
Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 6 December 2010.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 240 facilities and 5,700 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2010. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact

Dan Dienst		Rob Larry
Group Chief Executive Officer	or	Group Chief Financial Officer
Tel: +1 212 500 7410		Tel: +1 312 644 8205

FINANCIAL OVERVIEW HY11 VERSUS HY10

			Change
	HY11	HY10	(%)
Sales Revenue ($m)	3,950.9	3,388.9	16.6
EBITDA ($m)	148.9	136.0	9.5
EBIT ($m)	82.3	62.1	32.5
NPAT ($m)	49.3	39.9	23.6
Basic EPS (cents)	24.1	21.3	13.1
Underling NPAT adjusted for atypical items	42.5	39.9	6.5
Operating Cash Flow	74.0	61.8	19.7
Capital Expenditure ($m)	79.6	49.8	59.8
Net Debt (Net Cash) ($m)	37.1	(224.0)	(116.6)
Net Debt / Total Capital[1] (%)	1.3	NMF	NMF
Sales Tonnes (‘000)	6,530.0	6,568.0	(0.6)
Interim Dividend (cents per share)	12.0	10.0	20.0
Dividend Franked %	42.0	100.0	(58.0)
EBIT BY REGION

			Change
$m	HY11	HY10	(%)
Australasia	19.3	12.3	56.9
North America	26.6	28.0	(5.0)
Europe	36.4	21.8	67.0
Total EBIT ($m)	82.3	62.1	32.5
EBIT BY PRODUCT GROUP

			Change
$m	HY11	HY10	(%)
Ferrous Trading (incl. NFSR)	53.7	44.0	22.0
Ferrous Brokerage	10.8	8.8	22.7
Non-Ferrous Trading	23.1	42.6	(45.8)
Non-Ferrous Brokerage	1.0	3.0	(66.7)
Manufacturing / JVs	5.8	10.2	(43.1)
Recycling Solutions	51.4	31.4	63.7
Group & Regional Corporate Costs	(48.7)	(60.3)	19.2
Amortisation of Intangibles	(14.8)	(17.6)	15.9
Total EBIT ($m)	82.3	62.1	32.5

[1]	Total Capital is defined as net debt plus equity at book value.

NMF indicates Not Meaningful

5